UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 2 TO FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              Pursuant to Section 12(b) or 12(g) of the Securities
                              Exchange Act of 1934

                                 HOMELIFE, INC.
                           ---------------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                         33-0680443

(State or Other Jurisdiction                   (IRS Employer Identification No.)
of  Incorporation or Organization)


4100 Newport Place, Suite 730
Newport Beach CA                                                   92660
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

                                 (949) 660-1919
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered
         -------------------             ------------------------------

                None                                  None
                ----                                  ----



Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, $.001 par value
    -----------------------------
          (Title of Class)

28

                                     PART I

Item 1.           Description of Business
                  -----------------------

         A.       Business Development

                  1.       Form and Year of Organization

         HomeLife, Inc. ("HomeLife") was incorporated in 1995 under the laws of the state of Nevada. The terms "HomeLife" or the "Company" shall refer to HomeLife, Inc. and all of its controlled subsidiary corporations. The company provides a broad range of services to its franchisees, licensees and consumers in the real estate marketplace. HomeLife utilizes both its proprietary "SuperSystem" marketing system and business combinations and acquisitions to grow as a real estate services company.

                  2.       Any bankruptcy, receivership or similar proceeding.

         Not Applicable.

                  3. Any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

         The company's growth is largely attributable to business combinations and acquisitions. The company was initially incorporated in 1995 for the purpose of merging with Management Dynamics, Inc. a publicly owned New Jersey corporation. Upon completing this merger, in November 1995, HomeLife purchased 100% of the issued and outstanding shares and partnership interests respectively of HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership (California) in exchange for HomeLife common and preferred shares of the company. At the time of this acquisition, the Company assumed contracts of the purchased entities to provide franchise services, as the franchisor, to approximately 60 real estate franchise offices..

          In  August  1996,  HomeLife  Realty  Services  acquired  93%  and  83%
respectively of the outstanding stock of Michigan-based Red Carpet Keim and Guardian Home Warranty Company. With this acquisition, the Company acquired the franchise name "Red Carpet" for the state of Michigan, and began providing franchise services, as franchisor, to approximately 60 real estate offices of Red Carpet Keim. Guardian Home Warranty, a provider of home warranty coverage, changed its name to MaxAmerica Home Warranty in March 1999.

         In November 1996, the Company incorporated FamilyLife Realty Services, Inc. in Michigan as a wholly owned subsidiary .

         In January 1997, FamilyLife Realty Services, Inc. acquired the assets of Salt Lake City based franchisor, S&S Acquisition Corp. This acquisition included: (a) the trademarks "Red Carpet" for all states other than Michigan, and "National Real Estate Services"; (b) the licensing agreements of Red Carpet Real Estate Services and National Real Estate Services, adding approximately 58 real estate franchise offices for which the Company provides franchisor services; and (c) real estate computer technology entitled House by Mouse and Virtual Assistant. House by Mouse is an internet based software system which real estate professionals and consumers may utilize to identify residential real estate listings according to geographical and other profile data, obtained by the Company's real estate offices. Virtual Assistant is an internet based system utilized by HomeLife's agents to create marketing brochures and other literature.

         In August of 1997, the Company acquired the real estate operations and licensing agreements and trademarks of Network Real Estate, Inc., including its 12 Northern California real estate brokerage offices and its "high-end" luxury division of "International Estates," a Network Real Estate, Inc. trade name.

         In November 1997, HomeLife incorporated MaxAmerica Financial Services, Inc. MaxAmerica Financial Services, Inc. provides mortgage financing services to the Company's real estate customers. MaxAmerica Financial Services acts as a mortgage brokerage while funding and processing the loans through Mortgage Capital Resource. MaxAmerica Financial Services, Inc. has a Loan Purchase Agreement with Mortgage Capital Resource wherein Mortgage Capital Resource agrees to process and fund loans for MaxAmerica Financial Services, Inc. Mortgage Capital Resources is not affiliated with the Company.

         In February 1998, the company acquired Builders Realty. Builders Realty is a two office residential real estate company located in Calgary, Alberta, Canada. Builders Realty changed its name to HomeLife Builders Realty and operates as a wholly owned subsidiary of HomeLife, Inc.

         In April 1998, the company incorporated National Sellers Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the National Real Estate Service trade name. National Sellers Network, Inc. is a wholly owned subsidiary of the Company. Also in April 1998, the company incorporated Red Carpet Broker Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the Red Carpet Real Estate
Services trade name. Red Carpet Real Estate Services, Inc. is also a wholly owned subsidiary of the Company.

         In August 1998, the Company incorporated HomeLife Properties, Inc. as a Nevada corporation to function as a buyer and seller of real property. This company currently has no operations and is a wholly owned subsidiary of HomeLife.

         In September 1998, the company acquired the investment banking firm of Aspen, Benson & May, LLC. Aspen, Benson & May currently has no operations and the Company does not anticipate operating through this subsidiary during at least the next 12 months.

         In November 1998, the Company sold a master franchise in Germany. The master franchisee has sold one franchise office in Germany and has established the HomeLife name in that country.

         In January of 1999, the Company's HomeLife Builder's Realty subsidiary purchased the assets and business of HomeLife Higher Standards, a real estate brokerage firm in Calgary, Alberta, Canada.

         As a consequence of the foregoing, the company presently operates through the following:

o        Wholly-Owned Subsidiaries
----------------------------------

              HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., HomeLife Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

o        Majority-Owned Subsidiaries
------------------------------------

              The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93% and 83% respectively.

B.       Business of Issuer.

                  The company offers consumer-oriented real estate brokerage and finance services through subsidiaries and franchises. It presently operates in eight states in the United States and the province of Alberta, Canada.

               1.       Principal Products and Services and their Market

                           a.       Services and Locations

         The Company maintains its corporate office in Newport Beach, California, and maintains regional offices in Troy, Michigan and Calgary, Alberta, Canada. HomeLife operates through various subsidiaries and companies servicing its franchised tradenames. Through its subsidiary, HomeLife Realty

Services, Inc., the company, services approximately 50 real estate offices in the State of California. Through Red Carpet Keim, the company services approximately 60 real estate offices in the State of Michigan and through its tradenames, Red Carpet Real Estate Services, Network Real Estate and National Real Estate Service, services approximately 70 real estate offices in various states. The Company also operates two full service real estate brokerage offices in Calgary, Alberta, Canada, employing 90 agents, under the name "HomeLife Builders Realty". In addition to the above, the Company offers the following real estate services through its various subsidiaries.

o Franchise Services - Name recognition, advertising, training, and recruiting for franchise offices.

o Mortgage Financing - through its subsidiary, Mortgage Financial Services.

o Retail Real Estate Brokerage Services - The Company owns and operates a full service retail real estate brokerage through its subsidiary Builders Realty, Ltd.

o Home Warranty - HomeLife provides home warranty coverage through its subsidiary MaxAmerica Home Warranty Company.

                           b.       Franchise and Licensing Operations

         HomeLife operates its real estate services through franchises. The franchise allows independently-operated real estate offices to have national brand recognition and to share in regional advertising. HomeLife franchisor management periodically visits each real estate office to conduct in-house sales and marketing training. The franchisor also trains the real estate office manager on how to recruit new sales personnel.

         Franchises are granted to licensed brokers to operate under the business system and plan developed by HomeLife and to use one of the following HomeLife trademarks for such operations: HomeLife, HomeLife (Words & Design), HomeLife Realty Services and HomeLife Realty, and such other and substitute trade names, trademarks, service marks, graphics and logotypes as may from time to time be designated by HomeLife.

         Franchises are operated in Arizona, California, Connecticut, Florida, Michigan, Nevada, South Carolina, and Texas and comprise approximately 180 offices. The franchise relationship is governed by the franchise offering circular applicable to the state in which the franchisee operates and according to the terms and conditions of the "Participating Independent Broker Franchise Agreement". The terms of the franchise agreements vary depending upon the market in which the franchisee operates. However, the typical initial franchise fee is $9,500 with each additional office's initial fee being $5,000. From time to time, HomeLife offers incentive or bonus plans to attract new franchise members. These programs may directly or indirectly decrease initial franchise fees of those franchisees entitled to such bonuses or incentives.

     The Franchise Agreement also requires the payment of "Other Fees." These fees include monthly franchise fees on a fixed fee or percentage of gross revenues basis, royalty fees and advertising contributions. Other fees also include transfer fees, training fees, interest on overdue accounts, fees related to accounting and bookkeeping system materials, and renewal fees. There are also fees that may be incurred under special circumstances such as indemnification responsibilities, insurance costs, costs of enforcing the franchise agreements and audit costs.

         In addition to the above fees, the franchisee has certain obligations under the Franchise Agreement including but not limited to compliance with standards and policies set forth in operating manuals, territorial development and sales quotas, initial and on-going training and certain advertising and participation requirements. In exchange for the franchisee's obligations and fees, HomeLife provides training programs, the use of its marketing system, its business system and plan, on-going education, advertising and general support to its franchisees.

         HomeLife also operates its business through licensing of the HomeLife trademarks. According to the terms of the standard licensing agreement, licensees are obligated to pay a membership fee to HomeLife's Red Carpet Real Estate Services in exchange for the right to use certain trademarks and service marks and to operate its business under the Red Carpet trade name to HomeLife, and HomeLife is obligated to provide these licensees with the right to use its proprietary trademarks and service marks.

                           c.       Mortgage Financing

         The company offers mortgage brokerage services through is subsidiary MaxAmerica Financial Services. Loan referrals are generated from the Company's real estate franchise offices, as well as through mortgage loan brokers. In this regard, MaxAmerica Financial Services has established relationships with a number of loan funding sources to which it refers residential loan applicants. Prior to such referral, the company qualifies prospective borrowers to assure compliance with existing loan underwriting criteria, selects the appropriate financing referral, and assists clients in preparing loan application packages.

                           d.       Retail Real Estate Brokerage Services

         The company is engaged in providing real estate brokerage services to buyers and sellers of residential property through its subsidiary, Builders Realty, Ltd., which comprises 2 offices in Calgary, Alberta, Canada. These operations are similar to those of franchisee, i.e. representing buyers and sellers in transactions, soliciting listings, providing comparison reports, preparing real estate purchase and sale agreements, marketing and advertising listed properties, assisting clients through the marketing, appraisal, inspection and closing process, and related services. This difference in Builders Realty is that this is a company-owned operation, as opposed to a franchise.

                           e.       Home Warranty Services

         The company offers home warranty coverage through its MaxAmerica Home Warranty Company. Home warranty coverage is typically purchased by the seller of the home for the benefit of the purchase. This coverage protects major appliances in the Home for a period of up to one year from he date of purchase of he home. Repairs or replacements are contracted out to local repair companies.

               2.       Distribution Methods

         The Company's niche in the market is maintained through the development of its proprietary marketing system. This community based marketing system, called the "SuperSystem" replaces the outdated marketing methods of cold calling the door knocking to obtain real estate listings and potential buyers. The SuperSystem is made available to the Company's corporately owned and franchised brokerage offices. The elimination of cold calling and door knocking has attracted two types of franchisees, franchisees new to operating a franchise and those who terminated other franchise agreements with the Company's competitors to become a franchisee of the Company.

         Management believes that the real estate market will continue to experience sustained growth. HomeLife's business plan includes focusing upon the acquisition of three types of real estate brokerage firms:

         o the continuing acquisition of real estate brokerage companies with 2 to 20 offices,

         o real estate companies who are financially weak and lack a good marketing system, and

         o real estate companies without strong name brand recognition, which could utilize the existing trademarks of HomeLife.

         In addition to this proprietary system, the acquisition by the Company of companies with both recognizable tradenames, such as Red Carpet, and existing franchise locations has enabled the company to gain immediate market share in its office locations.

               3.       Status of Any Publicly Announced New Product or Service

         In the past twelve months HomeLife, has established websites to enhance the operations of its business. The MaxAmerica Home Warranty website markets home warranty policies to residents of Michigan. The MaxAmerica Financial Services' website generates leads for mortgage loans nationally, and HomeLife's Shopping website sells retail merchandise through referrals to over 200 stores.

               4.       Competition

         HomeLife faces competition from numerous companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than the Company.

         The real estate franchise industry is large and composed of many other companies. Companies such as Century 21, Prudential, Coldwell Banker, Better Homes and Gardens, ERA, and RE/Max, provide services similar to the services provided by HomeLife. Such competition may diminish the Company's market share or its ability to gain entry into certain markets, and may consequently have a material adverse effect on the Company.

         Management believes that the Company has the following advantages over its competition:

o A unique lead generating system provided to its franchisees.

o Lower cost of the Company's products to franchisees and the increased benefit realized from the placement of its advertising dollars.

o Consistent use and acquisition of new technology to provide its services to its franchisees.

               5.       Sources and Availability of Raw Materials

         The Company is not dependent on any raw materials. As a service business, it relies primarily on the efforts of its employees and agents to generate sales. All software which comprises a material component of its services is developed through various outside contractors.

               6.       Dependence on One or Few Major Customers

         The company offers its services primarily to consumers in the various regional markets where it maintains a presence, i.e. individual home owners, purchasers and buyers. As a consequence, its business activities are primarily transactional in nature and not dependent upon long-term relationships with customers. Further, as a retail-based business, its customer base is broad and diverse.

               7.       Patents, Trademarks, Licenses and Franchises

         The Company owns more than 40 copyrights on unique marketing concepts which include printed materials for buying and selling property, and point of sale and sales follow up techniques. The Company licenses exclusive rights, from Jerome's Magic World, to use its exclusively developed animated characters for its real estate service business for a period of eight years commencing October 30, 1995 and ending October 30, 2003. Thereafter, the license is automatically renewable for additional eight year periods at the fair market value. These characters include Jerome the Gnome, Crok `N Roll, The Waz, King D Lish and Rock Head.

         The Company licenses the following trademarks from HomeLife Securities,
Inc.: "Blueprint to Selling Your Home," "Blueprint to Buying a Home," "Family Life HR," "Family HomeLife Realty Services," "Family HomeLife Realty Services" (words only), "Focus 20/20" (words and design), "Higher Standards" (words only), "HomeLife" (words only), "HOMELIFE" (words and design), "HomeLife Higher
Standards" (words and design), "HomeLife Realty Services," and "It's What Everyone's Looking For" (words only). These marks are licensed for a period of eight years at no cost to the company. The license commenced on October 30, 1995 and expires on October 30, 2003. Thereafter, the license may be renewed at fair market value for additional eight year periods.

         HomeLife has developed Community Market Super System(TM), a lead-generating, community-based marketing system that eliminates cold calling and door-knocking used by traditional realtors. The marketing system involves use of the fictional character "Jerome the Gnome" and an accompanying cash sweepstakes. Jerome is a child-friendly mascot, a "child magnet" who appeals to children. Real estate offices hire a person to wear a life size "Jerome the Gnome" costume to act as HomeLife's goodwill ambassador at shopping malls, and community events, such as business openings, in parks and plazas to promote the HomeLife name. The Jerome character and accompanying sweepstakes encourages clients to complete cards listing personal information and real estate needs. The sweepstakes is an annual, national sweepstakes offering a $30,00 cash prizes. Through Jerome, the Company attracts families, helping them identify their real estate needs, spreading goodwill and promoting HomeLife as the "Family Values Company". The system was developed over several years and test marketed successfully in 80 real estate offices in Southern California. Thousands of buyer and seller leads were generated for these affiliates, who in turn offer customers the opportunity to buy, sell, or re-finance their home or property.

               8.       Need for Government Approval.

         The company's franchise operations are subject to various state laws and regulations concerning the disclosure obligations of franchisors and other aspects of the relationship between franchisor and franchisee. In addition, all personnel who provide real estate brokerage and/or mortgage services are generally required to be licensed by the states and/or provinces in which such services are performed. Otherwise, no government approval is required for any of the company's current operations.

               9.       Effect of any Existing or Proposed Government Approval.

         As noted (a) the company is required to comply with state laws governing franchise operations, and (b) the company's professional staff is required to be licensed by state real estate authorities. Otherwise, except for normal government regulation that any business encounters, the company's business is not affected by any government regulations.

               10.      Research and Development Costs

         HomeLife has no research or development costs outside of the expense of developing software for its internet applications, which are expensed in the year they occur.

               11. Cost and Effects of Compliance with Environment Laws and Regulations.

         The company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the company does not own any real property which would lead to liability as a land owner. Therefore, the company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

               12.      Employees

         As of the date of this registration statement, HomeLife employs 13 full-time employees. The company hires independent contractors on an "as needed" basis only. The company has no collective bargaining agreements with its employees. The company has approximately 180 franchise offices with an estimated 2,600 agents. The company plans on hiring additional staff in the immediate future and in the long term, as needed, based on its growth rate.

Item 2.           Management's Discussion and Analysis and Plan of Operation
                  ----------------------------------------------------------

         The Company has experienced growth primarily through its acquisitions of and combinations with various other companies. This includes the acquisition in August 1996 of the Keim Group of Companies and MaxAmerica Home Warranty Company (Michigan) adding 60 real estate offices and a home warranty company in Michigan. In 1997, the company purchased certain assets of S&S Acquisition Corp. providing the company with Red Carpet Real Estate Services and National Real Estate Service adding 58 real estate offices. The acquisition of the real estate computer technology of House by Mouse and Virtual Assistant provided the company with the ability to enhance its Internet communication services to its franchises. In July 1997, the company acquired the licensing agreements, trademarks and franchise offices of Network Real Estate, Inc. This acquisition provided the company with an additional 12 offices in Northern California and access to the "high-end" luxury division of "International Estates". In February 1998, the company acquired Builders Realty Ltd. providing access to the Alberta, Canada market in both retail real estate and mortgage loans. On September 15, 1998, the company purchased the stock of the investment banking firm of Aspen, Benson and May, LLC for common stock.

         From time to time, the company has entered into strategic alliances with various companies in order to explore the cross-marketing of their services to customers of the company or its franchises. To date, these strategic alliances have not included any funding agreements or other liabilities on the part of the company. Since the end of its last fiscal year, HomeLife has formed strategic alliances with Home Value Check, LLC, and Mortgage Capital Resources. Home Value Check provides internet based appraisals for lenders and consumers of the Company's services. Mortgage Capital Resource provides loan processing and underwriting for MaxAmerica, the real estate mortgage brokerage subsidiary of HomeLife.

         Management believes the growth fueled by these acquisitions and combinations will continue to fuel growth in 1999. However, certain key factors that are necessary in maintaining and exceeding the current growth rates are as follows:

         o Acquiring national  recognition by acquiring regional  franchises;
         o Targeting high achieving-high market share regional brokerage houses;
         o Continually updating its marketing techniques; and
         o Improving services available to its franchises.

         A.       Plan of Operations

         HomeLife's business plan is to acquire, as the franchisor or master franchisor, regional real estate brokerage companies throughout North America. The newly-acquired companies will have the choice of retaining their regional identities, or changing their name to a HomeLife brand. This allows the companies to enjoy the benefits of its regional identity while at the same time securing the support of a publicly-traded national real estate company. HomeLife also intends to introduce mortgage banking as a service to agents and brokers. The Company intends to enter into the business by way of merger, acquisition, joint venture or strategic alliance. It also intends to provide a variety of ancillary real estate related products and services to the industry over the next five years. Such services will include beginning to offering title & escrow services; and entering into other areas such as an Internet shopping mall. Expanding into ancillary services will allow the Company to use its franchise network to market other products and services to the existing customers. While the Company has currently implemented some of these plans, there is no assurance that the Company will complete all of these plans or that it will continue providing such services.

         B. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following is management's discussion and analysis of HomeLife's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the period indicated, selected financial information for the Company.

Year Ending May 31, 1999 compared to the year ending May 31, 1998.

         Revenues. The Company generated gross sales of $4,049,964 for the year ending May 31, 1999 compared to gross sales of $1,915,398 for the year ending May 31, 1998. Revenue by business segment is shown below:



                                            For the year ended                          For the year ended
                                            May 31, 1999                                May 31, 1998
                                                                                        (restated)


         Real estate brokerage               2,632,251           65.0                      647,279           33.8
         Royalty fees                          720,574           17.8                      788,446           41.2
         Franchise fees                         61,600            1.5                      126,500            6.6
         Mortgage financing                    199,451            4.9                            0
         Home warranty sales                   124,192            3.1                      208,322           10.8
         Other                                 311,896            7.7                      144,851            7.6
         TOTAL                               4,049,964          100.0                   1,1915,398          100.0


This significant increase in revenue of $2,134,566 was primarily due to an increase in real estate commission from Builders Realty which was acquired late in 1998. At the time of the acquisition there were approximately 80 brokers associated with Builders Realty. In May 1999 there were approximately 70 brokers in the office. This decrease in brokers was the result of the loss of approximately 50 brokers over that period, offset by the addition of 40 brokers from the acquisition of HomeLife Higher Standards in January 1999. 1999. Real estate brokerage income is recognized at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which is not recognized as income is recorded on the balance sheet as deferred revenue.

Royalty fees decreased from $788,446 for the period ending May 31, 1998 to $720,574 for the period ending May 31, 1999. Although the number of franchise offices remained approximately the same at 180 offices, the franchise fees on some contracts were reduced by approximately 10% upon renewal in accordance with industry practices. This practice is expected to continue, leading to a reduction in royalty fees from existing franchise offices.


Franchise fees decreased from $126,500 for the period ending May 31, 1998 to $61,600 for the period ending May 31, 1999. This decrease was primarily due to the sale of two master franchises for $65,000 in 1998 with no comparable sales in 1999. The number of franchises sold was 12 in 1998 and 11 in 1999.


Revenue from Mortgage financing was $199,451 for the period ending May 31, 1999 from the financing of 85 loans. There was no Mortgage financing revenue for the period ending May 31, 1998. Loan fees are recognized as income when the loan is closed and funded at the close of escrow

Home warranty sales decreased from $208,322 for the period ending May 31, 1998 to $124,192 for the period ending May 31, 1999. This decrease was primarily due to a reclassification of $124,192 from warranty sales to deferred revenue in 1999. This reclassification of warranty sales was to record warranty sales over the period in which they were earned. The number of warranty contracts sold was 601 in 1998 compared to 717 in 1999. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations which represent incurred but not reported losses (IBNR) under these warranty agreements have been recorded as reserve for warranty and are based on past loss experience. Reserves for warranty claims are calculated at 40% of premiums earned. Claims have been decreasing over the past three years, from 38% of sales in 1997 to 24% of sales in 1999.


         Gross Profit Percentage. Gross profit percentage decreased from 57.9% for the period ending May 31, 1998 to 31.1% for the period ending May 31, 1999. This decrease is primarily due to higher real estate commissions eared and higher real estate commission paid to brokers and agents in 1999. Real estate commissions paid to brokers are approximately 95% of real estate commissions earned, and the higher real estate commissions earned are as a percentage of total sales, the lower the gross profit percentage.

         Cost of Sales. Cost of sales for the year ending May 31, 1999 was $2,791,997 compared to $805,542 for the year ending May 31, 1998. This increase of $1,986,455 was primarily due to the increase in sales commissions paid to agents of Builders Realty as a result of higher real estate commissions generated.

         Salaries and fringe benefits. Salaries and fringe benefits for the year ending May 31, 1999 were $680,481 for the year ending May 31, 1999 compared to 558,506 for the year ending May 31, 1998. This increase of $121,975 was primarily the result of paying salaries to employees of Builders Realty for a full year in 1999, versus paying salaries for a partial year in 1998

         Stock based compensation. Stock-based compensation is compensation for services paid for by HomeLife stock, This amount decreased from $79,341 for the year ending May 31, 1998 to $38,500 for the year ending May 31, 1999 due to fewer persons receiving stock-based compensation.

         General and administrative. General and administrative costs for the year ending May 31, 1999 were $970,344 for the year ending May 31, 1999 versus $398,052 for the year ending May 31, 1998. This increase of $572,292 was primarily due to an increase in the use of outside consultants, an increase in computer expenses, and a write down of $103,208 for deferred revenue related to the purchase of marketing materials.

         Occupancy costs. Occupancy costs for the year ending May 31, 1999 was $166,263 compared to $108,559 for the year ending May 31, 1998. This increase of $57,704 was primarily the result of rent paid for a full year in 1999 versus paying rent for a partial year in 1998.

         Financial. Financial costs for the year ending May 31, 1999 were $103,923 compared to $67,806 for the year ending May 31, 1998. The amount for the year ending May 31, 1999 is due to a loss on a marketable investment in common stock held by the Company, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars. The amount for the year ending May 31, 1998 is the result of a write-down of inventory due to obsolescence of marketing materials, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars.

         Amortization. Amortization of intangibles for the year ending May 31, 1999 was $205,214 for the year ending May 31, 1999 compared to $194,112 for the year ending May 31, 1998. This increase of $11,102 was a primarily a result of amortizing the cost of the purchase of Builders Realty for a full year in 1999 versus amortizing the cost for a partial year in 1998.

         Minority interest. The reduction in net income due to minority interest was $7,498 in the year ending May 31, 1999 versus $9,177 for the year ending May 31, 1998. This decrease of $1,679 was due to lower revenues for the Keim Group, partially offset by higher revenues from MaxAmerica Home Warranty.

         Preferred Dividends. Preferred Dividends were $3,120 in the year ending May 31, 1999 versus $13,000 for the year ending May 31, 1998. This decrease of $9,880 was due to the conversion of preferred stock into common stock.


         Liquidity and capital resources. HomeLife's primary source of liquidity is positive cash flow from its current operations. In addition it has 18,750 shares of Voice Mobility Inc. as a marketable security, and lines of credit with two banks in the amounts of CN$50,000 and $20,000. The capital requirements of the Company are for operating expenses and to service and use of its lines of credit. The Company has recorded a loss on its marketable security as the share price has declined in the public market from the purchase share price. The Company has recorded significant operating losses in the prior three years. These losses are primarily due to amortization and depreciation of acquisitions made in prior years, loss on investments made in prior years, and write down of inventory purchased in prior years. Cash flow is cumulatively positive for the past three years, and it is projected that operations for the coming years can be funded out of future cash flows. The company does not have any derivative instruments or hedging activities therefore, the company believes that SFAS No. 133 will have no material impact on the company's financial statements or notes thereto.

         Foreign Operations. Foreign operations consist of the sale of a master franchise agreement to an individual in Germany. Payment for this agreement were scheduled to be made in 12 quarterly payments beginning in October 1999. Only partial payments have been received, however, and the company is now in negotiations with the obligor to re-structure this obligation. Continued default of this agreement will deprive the Company of the anticipated payments, but is anticipated to have no adverse consequences to the operations of the Company, since it has no commitments of capital of other resources to its foreign operations.


Nine Months Ending February 29, 2000 (unaudited) compared to the year ending February 28, 1999 (unaudited).

         Revenues. The company generated gross sales of $2,646,353 for the nine months ending February 29, 2000 compared to gross sales of $3,180,980 for the nine months ending February 28, 1999. Revenue by business segment is shown below:


                                            For the period ended                        For the period ended
                                            February 29, 2000                           February 28, 1999
                                            Amount             %                        Amount
                                            ------           ------                     ------
         Percentage
         ----------
         Real estate brokerage              1,503,834         56.9                      2,216,375         69.7
         Royalty fees                         615,205         23.2                        572,374         18.0
         Franchise fees                        34,792          1.3                         34,545          1.1
         Mortgage financing                    64,331          2.4                              0            0
         Home warranty sales                  201,384          7.6                        184,834          2.9
         Other                                226,807          8.6                        172,852          8.3
                                            ---------         -----                     ----------        -----
         TOTAL                              2,646,353          100                      3,180,980         100
                                            =========         =====                     =========         ===

Real estate brokerage commissions decreased from $2,216,375 for the period ending February 28, 1999 to $1,503,834 for the period ending February 29, 2000. This decrease is a result of a decrease in the number of escrows per brokers, as the number of brokers was approximately unchanged.

Royalty fees increased from $572,374 for the period ending February 28, 1999 to $615,205 for the period ending February 29, 2000. This increase is the result of adding new franchise offices.

Franchise fees were approximately the same for both periods.

Mortgage financing fees increased from 0 for the period ending February 28, 1999 to $64,331 for the period ending February 29, 2000. No mortgages were brokered in 1999, as the mortgage subsidiary was awaiting approval from the Department of Housing and Urban Development.

Home warranty sales increased from $184,834 for the period ending February 28, 1999 to $226,807 for the period ending February 29,2000. This was due to a greater marketing effort placed on home warranty sales.

         Cost of Sales. Cost of sales for the year ending February 29, 2000 was $1,613,165 compared to $2,256,298 for the year ending February 28, 1999. This decrease of $643,133 was primarily due to the decrease in sales commissions paid to agents of Builders Realty as a result of higher real estate commissions generated.

         Salaries and fringe benefits. Salaries and fringe were $471,910 for the year ending February 29, 2000 compared to $411,989 for the year ending February 28, 1999. This increase of $121,975 was primarily the result of salary increases to existing employees, and the hiring of an additional employee.

         General and administrative. General and administrative costs for the year ending February 29, 2000 were $413,944 versus $727,758 for the year ending February 28, 1999. This decrease of $313,814 was primarily due to an decrease in the use of outside consultants and a decrease in depreciation expenses.

         Occupancy. Occupancy for the year ending February 29, 2000 was $128,273 compared to $177,703 for the year ending February 28, 1999. This decrease of $43,430 was primarily the result of moving to less expensive office space in Michigan.

         Financial. Financial costs for the year ending February 29, 2000 were $78,097 compared to $77,974 for the year ending February 28, 1999. Both expenses were the result of a decline in the market value of a publicly traded security owned by the company, and a loss on currency conversions, converting Canadian dollars to US dollars.

         Amortization. Amortization of intangibles was $116,060 for the year ending February 29, 2000 compared to $153,911 for the year ending February 28, 1999. This decrease of $37,851 was primarily a result of some assets being fully amortized.

         Minority interest. The reduction in net income due to minority interest was $396 in the year ending February 29, 2000 versus $6,882 for the year ending February 28, 1999. This decrease of $6,486 was due to lower revenues for the Keim Group, partially offset by higher revenues from MaxAmerica Home Warranty.

         Preferred Dividends. Preferred Dividends were $1,700 in the year ending February 29, 2000 versus $2,340 for the year ending February 28, 1999. This decrease of $640 was due to the conversion of preferred stock into common stock.

         Liquidity and capital resources. The company is essentially self-funding, and relies on its liquidity from the cash and marketable securities indicated on the balance sheet. The company has minimal debt, and has no intention of acquiring any debt. The company has no capital requirements, outside of cash needed for its normal operating expenses. The write down of marketable securities is due to a decline in the market value of a publicly traded security owned by the company.


Item 3.           Description of Property
                  -----------------------

         The company leases a 2,630 square foot office in Newport Beach, California. The lease term expires in June, 2001. The company is obligated on leases for its other premises located in Troy, Michigan, which expires in January, 2002 and for two Builders Realty offices located in Calgary, Alberta, Canada. The Builders leases expire in October, 2001 and August, 2002. Annual lease payments exclusive of property taxes and insurance for all locations through 2002 is $433,494.

Item 4.           Security Ownership of Certain Beneficial Owners and Management
                  --------------------------------------------------------------

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the company's common stock, as of the date hereof for (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director of the Company, and
(iii) each officer of the Company, and (iv) all directors and officers as a group. Unless otherwise indicated, the address for each stockholder is 4100 Newport Place, Suite 730, Newport Beach, CA 92660.

                     Name                   Number of Shares      Percentage
                                                                 Beneficially
                                                                    Owned(1)

  Andrew Cimerman                              2,500,000            49.02%
  Horwitz & Beam                               250,000(2)           4.90%
  F. Bryson Farrill                            50,000               *
  Terry Lyles, Ph.D                            50,000               *
  Charles Goodson                              0                    0%
  William Slivka                               0                    0%
  Brinx Capital                                200,000              3.92%


  All officers and directors as a              2,600,000            50.98%
  group        (7 persons)


*Less than 1%
----------
(1) Except as otherwise indicated, the company believes that the beneficial owners of common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person. The beneficial owner of Brinx Capital, Inc. is James Briscoll.


(2) These shares are subject to immediate registration on Form S-8, provided that the issuee has agreed (a) not to re-sell any of such shares for a period of 90 days following effectiveness of the Form S-8,
         (b) at the expiration of such 90 day period, not to re-sell more than 25,000 shares per month for a period of ten (10) consecutive months, and (c) the shares can be repurchased by HomeLife for $125,000 in cash for a period of 90 days following the effective date of the Form 10-SB. Craig Beam, a partner in Horwitz & Beam, will have ultimate control over the voting and disposition of such shares.

The following shares were issued to consultants and service providers.

       Issuee                        No. Shares             Date of Grant
       ------                       ----------              -------------
       The Charleston Group       100,000 shares           10/30/97
       Brinx Capital              100,000 shares             5/7/98
       Gary Brown                  10,000 shares             5/7/98
       Equity Capital              50,000 shares             5/7/98
       Mission Financial          100,000 shares             5/7/98
       Marion Stanton              20,000 shares            8/18/98
       Vicky Eubanks               10,000 shares            10/8/98


Item 5.           Directors, Executive Officers, Promoters and Control Persons.
                  -------------------------------------------------------------

         The directors and officers of the company are as follows:


Name                           Age         Position
----                           ---         --------
Andrew Cimerman                52          President and Director

Terry A. Lyles, Ph.D.          41          Director

F. Bryson Farrill              72          Director

Charles Goodson                44          Vice President

William Slivka                 51          Chief Financial Officer

Andrew Cimerman, 52, President and Director, has held the positions of Director and President since April 1996. For 7 years prior thereto, he was the founder and majority shareholder of HomeLife Securities, Inc. and its wholly owned subsidiary HomeLife Realty Services, Inc. Mr. Cimerman is the founder, President and majority shareholder of: Simcoe Fox Developments, Ltd., a private development company located in Toronto, Ontario, Canada; HomeLife Cimerman Real Estate Ltd., a Toronto based real estate company; Jerome's Magic World, Inc., the owner of certain animated characters; and, majority shareholder and President of Realty World America, Inc. Mr. Cimerman owns HomeLife Securities, a real estate franchise company operating in Canada. HomeLife Securities is a separate company from HomeLife, Inc. HomeLife Securities licenses certain "HomeLife" trademarks and service marks to HomeLife, Inc.

Terry A. Lyles, Ph.D, 41, Director joined the company as a director in August 1997. Dr. Lyles is a national and international speaker and trainer to professional athletes, Fortune 500 Companies, schools, universities and public audiences. Dr. Lyles' program is to reach people around the world with the message of "balance and excellence." For the past 15 years, Dr. Lyles has traveled across the United States and around the world conveying this profound message of "Life Accountability" and "A Better You." Dr. Lyles has conducted a weekly radio program "A Better You" since May 1, 1994, which is currently heard by over 1 million people in 65 nations. Dr. Lyles holds a Ph.D degree in Psychology from Wayne State University in Detroit, Michigan.

F. Bryson Farrill, 72, Director joined the company as a director in February 1997. Mr. Farrill has been in the securities industry for the past 32 years. Mr. Farrill has held various senior positions, including that of President and Chairman of McLeod, Young, Weir International, an investment dealer in Toronto, Canada. He was also the Chairman of Scotia McLeod (USA) Inc. for eleven years. Mr. Farrill's broad experience is not only utilized in the United States and Canada but has served to direct the expansion of McLeod, Young, Weir Ltd. into Europe and Asia through an extensive network of branch offices. Mr. Farrill has been retired for the past six years.

Charles Goodson, 44, Vice President has been employed by the company, or its subsidiary companies since March 1992. Mr. Goodson had 15 years of commercial banking experience prior to joining HomeLife Realty Services. He is a licensed realtor. Mr. Goodson earned his B.S. degree in Business Administration from California State University, Northridge.


William Slivka, 51, Chief Financial Officer has been with the company since September 1998. Mr. Slivka has 20 years experience in the securities and investment banking industry. He worked for the Heritge Group, as its financial operations principal form November 1994 through June 1998. He has earned an MBA and a MS degrees from the Pennsylvania State University. He is a certified financial planner and a licensed real estate broker.


Item 6.

         A.       Executive Compensation.
                  ----------------------

         The following officers of the company receive the following annual cash salaries and other compensation:

                                            SUMMARY COMPENSATION TABLE

        Name and Principal Position           Year      Annual        Bonus                    Awards
                                                        Salary

                                                                                Restricted Stock       Securities
                                                                                     Awards            Underlying
                                                                                                        Options

  Andrew Cimerman, President                1999        $20,000       $-0-             -0-                -0-
  Gabrielle Jeans, Vice President           1999        $72,000       $-0-             -0-               30,000
  Charles Goodson, Vice President           1999        $72,000       $-0-             -0-                -0-

  William Slivka                            1999        $60,000       $-0-

  All Officers as a Group (4 persons)       1999       $209,000       $-0-             -0-               30,000

                                       ------------------------------------

         B.       Stock Options


         While the company has not enacted a formal stock option plan for its directors and senior executives, the company has granted certain directors and officers options to purchase common stock of the company. No options were granted to employees in the latest fiscal year. Board of Directors members, Mr.
F. Bryson Farrill and Dr. Terry Lyles, were granted options to purchase 50,000 shares of common stock of the company each. The exercise price of the option is $3.00 per share. These options are fully vested and exercisable. Former Vice President, Gabrielle Jeans, was granted an option to purchase 30,000 shares of common stock at the exercise price of $5.00 per share. Ms. Jeans' options are also fully vested and exercisable.

         The following table describes the aggregated exercises of options in the last fiscal year, and fiscal year-end option values:

                                       Shares acquired on        Value       Number of       Value of
Name                                  exercise of options      Realized      securities     unexercised
                                                                             underlying    in-the-money
                                                                            unexercised     options at
                                                                             options at   fiscal year end
                                                                            fiscal year
                                                                                end

F. Bryson Farrill, Director          None                         $0           50,000           $0
Terry Lyles, Ph.D., Director         None                         $0           50,000           $0
Gabrielle Jeans, Vice President      None                         $0           30,000           $0
Total                                None                         $0          130,000           $0



Item 7.           Certain Relationships and Related Transactions.
------            ----------------------------------------------

         A.       Certain Relationships

         Mr. Cimerman is President and majority shareholder of HomeLife Cimerman Real Estate Ltd. HomeLife Cimerman Real Estate Ltd.'s business activities consist of real estate sales in Toronto, Canada. The activities of HomeLife Cimerman Real Estate Ltd. are managed by the on-site management. These activities do not demand a large portion of Mr. Cimerman's time and effort. Any corporate opportunities that would be available to both the Company and to HomeLife Cimerman Real Estate Ltd. is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

         The President and majority shareholder of the Company, Andrew Cimerman is the sole shareholder and President of Realty World America, Inc. Realty World America, Inc. is a real estate services company providing services to franchises. Any transactions undertaken by Mr. Cimerman on behalf of Realty World America, Inc. which may constitute a corporate opportunity are first presented to the company's board of directors for approval by a disinterested majority.

         Mr. Cimerman is also the sole shareholder of Jerome's Magic World, Inc., the owner of certain characters licensed to the company. The license of these characters to the Company is for an eight year term expiring in October 2003, at no cost to the Company. Thereafter it is renewable for additional eight year terms at the fair market value. Mr. Cimerman is sole shareholder and President of HomeLife Securities, Inc. HomeLife Securities, Inc. licenses certain "HomeLife" trademarks and service marks to the Company. The term of the licensing agreement is eight years commencing October 1995 at no cost to the Company. Thereafter, the license is renewable for additional eight year terms at the fair market value.

         Mr. Cimerman is President and majority shareholder of Simcoe Fox Developments. Simcoe Fox Developments' business activities consist of holding real estate investment property. The activities of Simcoe Fox Developments does not demand a large portion of Mr. Cimerman's time and effort, and any corporate opportunities that would be available to both the company and to Simcoe Fox Developments is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

         The Company was formed through the purchase of HomeLife Realty Services, Inc., and HomeLife US Partnership from Andrew Cimerman, the current President of the Company. Mr. Cimerman received 100,000 shares of Class A preferred stock with a face value of $1,000,000 for the sale of HomeLife US partnership to the Company, and 2,500,000 shares of common stock for the sale of HomeLife Realty Services, Inc. to the Company.

Item 8.           Description of Registrant's Securities.

         The authorized capital stock of the company consists of 20,000,000 shares of common stock, $.001 par value; 100,000 shares of convertible Class A preferred stock, 2,000 shares of Class AA preferred stock, and 100,000 shares of Class AAA preferred stock. The Company's Transfer Agent is Oxford Transfer & Registrar, 317 S.W. Alder, Suite 1120, Portland, Oregon, 97204.

         The following summary of certain terms of the company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the company's Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.

                                  Common Stock

         As of the date hereof, there are 4,803,932 shares of common stock, 200,000 warrants to purchase common stock and 130,000 options to purchase common stock issued and outstanding. After the conversion of the issued and outstanding preferred stock there would be 5,978,039 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. At all elections of directors of the company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. (See Part II, Item 1 C, "Dividends"). In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

                                 Preferred Stock

         The 100,000 authorized Class A preferred shares have no par value, a 6% non-cumulative dividend and voting rights equal to 1,000 votes per share, as compared to 1 vote per share of common stock. The Class A shares are convertible to common shares at the option of the holder at a price equal to the face value of the shares. In the event of a liquidation, dissolution or winding up of the company, holders of Class A preferred stock are entitled to share ratably with all other holders of Class A Preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AA Preferred Stock, Class AAA Preferred Stock, and of common stock.

         The 2,000 authorized Class AA preferred shares have a $500 par value and an 8% cumulative dividend. These shares are non-voting, redeemable by the company at any time at face value, and convertible at the option of the shareholder after 12 months from the date of issuance to common shares at a price equal to 125% of the face value of the Class AA shares as compared with the then market price of the common stock. In the event of a liquidation, dissolution or winding up of the company, holders of Class AA preferred stock are entitled to share ratably with all other holders of preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AAA Preferred Stock and of common stock.

         The 100,000 authorized Class AAA preferred shares carry no dividend rights and have a face value of $500 per share. These shares, which were established as a class of preferred stock in July, 1999, are convertible into one hundred shares of common stock per one share of preferred stock, after a period of three years from the date of issue. In the event of a liquidation, dissolution or winding up of the company, holders of Class AAA preferred stock are entitled to share ratably with all other holders of preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of common stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrants' Common Equity and Other Stockholders Matters

         A.       Market Information

         The Company's common stock is traded in the over-the-counter bulletin board under the symbol HMLF.

         The following table sets forth the high and low bid prices for the Company's common stock for fiscal years 1998 and 1999 (ended May 31), and for the six months ended November 30, 1999, by quarter. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                          Low              High
                  Quarter ended           Bid              Bid
                  ----------------------------------------------

                  8/31/97                 1.30            4.15
                  11/30/97                2.80            4.75
                  2/28/98                 1.80            5.50
                  5/31/98                 1.30            2.00
                  8/31/98                 1.25            2.85
                  11/30/98                .31             1.45
                  2/28/99                 .31             .66
                  5/31/99                 .32             .57
                  8/31/99                 .31             .42
                  11/30/99                .20             .34
                  02/29/00                .10             .30


         B.       Holders

         As of October 26, 1999, there were approximately 1,011 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.       Dividends

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future. The company has paid $13,000 in preferred dividends on its Class AA preferred stock for the period ending May 31, 1998, and $3,120 in preferred dividends on its Class AA preferred stock for the period ending May 31, 1999. The reduction in dividends is due to the conversion of preferred stock into common stock.

Item 2.           Legal Proceedings.
                  ------------------

         The company is currently involved in one lawsuit.

         On April 15, 1999, the company, as plaintiff, filed an action in the Court of Queen's Bench of Alberta Actions against the sellers of Builders Realty (Calgary) Ltd., seeking to reduce the purchase price paid for Builders Realty
(Calgary) Ltd., namely 36,000 shares of the company's common stock. The defendants, Cecil Avery and Joyce Travis, have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.

         Management believes that there are no other material litigation matters pending or threatened against the company.

Item 3.           Changes in and Disagreements with Accountants


         HomeLife, engaged the accounting firm of Schwartz Levitsky Feldman llp as its accountant in May 1999. We had no previous relationship with the accounting firm, and did not consult with them in any manner. The previous accounting firm was Biller, Firth-Smith & Archibald. The change in accounting firms was primarily due to the illness, and incapacitation of a partner at the predecessor firm. The accountant's report of the past two years contained no adverse opinion or disclaimer of opinion. The decision to change accountants was made by the management of the company, and approved by the board of directors of the company. There was no disagreement with the former accountant on accounting principles or practices or auditing scope or procedure. A letter from the predecessor accountant is included in the Audited Financial Statements for Fiscal Years ended May 31, 1998 and 1999.


Item 4.           Recent Sales of Unregistered Securities

         In October 1995, the Company issued 1,037,859 shares of common stock to Stockholders of Management Dynamics, Inc. as consideration for the acquisition of Management Dynamics, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering.

         In November 1995, the company issued 81,595 shares of its common stock to 98 non-U.S. investors in consideration of payment of $326,380. This transaction was exempt from the registration provisions of the Act by virtue of Regulation S of the Act, as transactions by an issuer not involving any public offering and including non-U.S. residents.

         In January 1996, the company issued 44,636 shares of its common stock to 38 investors for payment of $178,544. Less than 35 of these investors were nonaccredited investors within the meaning of Regulation D. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act and Rule 504 of Regulation D, as transactions by an issuer not involving any public offering.

         In May 1996, 2,500,000 shares of common stock and 10,000 shares of Class A preferred stock was issued to Andrew Cimerman for the acquisition of HomeLife Realty Services, Inc. and HomeLife Realty Services, US Limited Partnership. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act as transactions by an issuer not involving any public offering.

         Also in May 1996, 21,250 shares of common stock were issued for consideration of $85,000 to The Charleston Group. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In June 1996, the company issued 21,998 shares of common stock for $22,895 to an individual investor pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

         In August 1996, 46,662 shares of common stock were issued to the Stockholders of Keim Group Ltd. for the acquisition of Keim Group Ltd. This transaction was exempt from the registration provisions of the Act by virtue of
Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In January 1997, 70,000 shares of common stock were issued to S&S Acquisition Corp. for the acquisition of the assets of S&S Acquisition Corp. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In March 1997, the company issued 117,233 shares of common stock for $101,155 to non-U.S. resident investors pursuant to Regulation S of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering and Regulation S of the Act as transactions involving non-U.S. investors.

         In July 1997, the company issued 160 shares of Class AA preferred stock for the acquisition of tradenames and licensing agreements of Network Real Estate, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In August 1997, the company issued 165 shares of Class AA preferred stock for $162,500 to 33 investors in a private offering pursuant to Regulation D of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In February 1998, the company issued 36,000 shares of common stock to stockholders of Builders Realty Ltd. for the acquisition of Builders Realty Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

         In September 1998, the company issued shares of common stock to Aspen Benson and May, LLC in exchange for the membership interests of that company. This transaction was exempt from the registration provision of the Act by virtue of section 4(2) of the Act, as transactions by an issuer not involving a public offering.

Item 12. Indemnification of Directors and Officers.

         The Nevada Revised Statutes and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

Financial Statements

o The following financial statements are included herein:

o Audited Financial Statements for Fiscal Years ended May 31, 1998 and 1999.

o Unaudited Financial Statements as of and for the six months ended November 30, 1999.


o Quarterly Report on Form 10-Q for the period ended February 29, 2000 as filed with the SEC on ______, incorporated herein by this reference.

                                HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                                 HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                                TABLE OF CONTENTS

 Reports of Independent Auditors                                     F-1 - F-2


 Revised Consolidated Balance Sheets                                 F-3 - F-4

 Revised Consolidated Statements of Operations                          F-5

 Revised Consolidated Statements of Cash Flows                          F-6

 Revised Consolidated Statements of Stockholders' Equity             F-7 - F-8

 Notes to Revised Consolidated Financial Statements                  F-9 - F-33

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA


   1167 Caledonia Road
   Toronto, Ontario M6A 2X1
   Tel:  416 785 5353
   Fax:  416 785 5663



                         REPORT OF INDEPENDENT AUDITORS


       To the Board of Directors and Stockholders of Homelife, Inc.


       We have audited the accompanying revised consolidated balance sheet of Homelife, Inc. (incorporated in Nevada) as of May 31, 1999 and the related revised consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended. These revised financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Homelife, Inc. as of May 31, 1998 were audited by other auditors where report dated June 29, 1998, expressed an unqualified opinion on these statements before restatement. We also audited the adjustments described in note 17 that were applied to restate the 1998 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the revised financial statements referred to above present fairly, in all material respects, the financial position of Homelife, Inc. as of May 31, 1999 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.


                                       /s/Schwartz Livitsky Feldman llp
    Toronto, Ontario                   --------------------------------
    August 13, 1999                    Schwartz Levitsky Feldman llp
    except for note 1 as to            Chartered Accountants
    which the date is
    April 26, 2000

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

To the Board of Directors and
Stockholders of HomeLife Inc.


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of HomeLife Inc. and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, stockholders equity and cash flows for the two years ended May 31, 1998, 1997 and five months and year ended may 31, 1996. All information included in these financial statements is the representation of the management of HomeLife, Inc.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HomeLife, Inc. and subsidiaries as of May 31, 1998 and 1997 and the results of its operations and its cash flows for the two years ended May 31, 1998, 1997 and five months and year ended May 31, 1996 in conformity with generally accepted accounting principles.

/s/ Biller, Frith-Smith & Archibald
-----------------------------------
Tarzana, California
June 29, 1998

                 1167 Caledonia Road
                 Toronto, Ontario M6A 2X1
                 Tel:  416 785 5353
                 Fax:  416 785 5663

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)
                                                        1999            1998
                                                    (revised       (restated
                                                  see note 1)    see note 17)
                                                          $               $
                                                ------------      -------------
         ASSETS

         CURRENT ASSETS

Cash                                                  327,637         223,723
Marketable securities, at fair value                  194,875            --
Accounts receivable (note 4)                          168,033         231,710
Notes receivable (note 5)                             235,500         480,859
Prepaid expenses and deposits (note 6)                 78,159         290,881
                                                    ---------       ---------

                                                    1,004,204       1,227,173

NOTES RECEIVABLE (note 5)                             130,801         430,301

PROPERTY AND EQUIPMENT (note 7)                       480,993         554,654

GOODWILL (note 8)                                     661,273         678,755

OTHER ASSETS (note 9)                                 666,203         730,125

CASH HELD IN TRUST (note 10)                          342,317         489,014
                                                    ---------       ---------
                                                    3,285,791       4,110,022
                                                    =========       =========

          The accompanying notes are an integral part of these revised consolidated financial statements.

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)
                                                       1999             1998
                                                   (revised         (restated
                                                 see note 1)      see note 17)
                                                       $                 $
                                                ------------      -------------

         LIABILITIES

         CURRENT LIABILITIES

Bank indebtedness (note 11)                           16,960             --
Accounts payable (note 12)                           459,662          224,668
Advances from stockholder (note 13)                  143,472          330,376
Note payable (note 14)                                10,000           10,000
Reserve for warranty                                  51,500           43,900
Dividends payable                                      4,170           10,980
Deferred revenue                                     197,080           55,580
                                                    ----------      -----------


                                                       882,844          675,504

DEFERRED REVENUE                                       206,149          244,420

TRUST LIABILITY (note 10)                              342,317          489,014

MINORITY INTEREST                                       43,378           35,880
                                                    ----------      -----------
                                                     1,474,688        1,444,818
                                                    ----------      -----------

STOCKHOLDERS' EQUITY

CAPITAL STOCK (note 15)                              1,043,288        1,166,481

ADDITIONAL PAID IN CAPITAL (note 15)                 2,846,093        2,662,125

DEFICIT                                             (2,078,278)      (1,163,402)
                                                    ----------      -----------

                                                     1,811,103        2,665,204
                                                    ----------      -----------

                                                     3,285,791        4,110,022
                                                     =========        =========



          The accompanying notes are an integral part of these revised consolidated financial statements.

HOMELIFE, INC.
Revised Consolidated Statements of Operations
For the years ended May 31,
(Amounts expressed in U.S. dollars)

                                                        1999             1998
                                                   (revised         (restated
                                                 see note 1)      see note 17)
                                                       $                 $
                                                -------------     --------------

        REVENUE

Royalty and franchise fees                            782,174           914,946
Warranty fees                                         124,192           208,322
Mortgage financing fees                               199,451              --
Real estate brokerage                               2,632,251           647,279
Other income                                          311,896           144,851
                                                -------------     --------------

                                                    4,049,964         1,915,398

COST OF SALES                                       2,791,997           805,542
                                                -------------     --------------
                                                    1,257,967         1,109,856
                                                -------------     --------------
EXPENSES

Salaries and fringe benefits                          641,981           479,165
Stock based compensation                               38,500            79,341
General and administrative                            970,344           398,052
Occupancy                                             166,263           108,559
Financial                                             103,923            67,806
Amortization                                          241,214           194,112
                                                -------------     --------------
                                                    2,162,225         1,327,035
                                                -------------     --------------

LOSS BEFORE MINORITY INTEREST                        (904,258)         (217,179)

Minority interest                                      (7,498)           (9,177)
                                                -------------     --------------

LOSS BEFORE INCOME TAX RECOVERY                      (911,756)         (226,356)

Income tax recovery (note 16)                            --                --
                                                -------------     --------------

NET LOSS                                             (911,756)         (226,356)

Preferred dividends                                    (3,120)          (13,000)
                                                -------------     --------------
NET LOSS APPLICABLE TO COMMON
   SHARES                                            (914,876)         (239,356)

BASIC AND FULLY DILUTED LOSS
   PER COMMON SHARE                                     (0.21)            (0.06)

WEIGHTED-AVERAGE NUMBER OF COMMON
    SHARES                                          4,255,557         3,944,707
                                                =============     ==============

          The accompanying notes are an integral part of these revised consolidated financial statements.


HOMELIFE, INC.
Revised Consolidated Statements of Cash Flows
For the years ended May 31, 1999, 1998 and 1997
(Amounts expressed in U.S. dollars)
                                                                          1999            1998
                                                                      (revised         (restated
                                                                    see note 1)       see note 17)
                                                                        $                 $
                                                                  -------------     --------------

         CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             (911,756)          (226,356)
Adjustments to reconcile net loss to net
    cash provided by (used in) used in operating activities
Depreciation and amortization                                         241,214            194,112
Minority interest                                                       7,498              9,177
Loss on trading securities                                            103,125               --
Stock based compensation                                               38,500             79,341
Changes in  reserve for warranty                                        7,600            (10,100)
Changes in assets and liabilities
Increase in accounts receivable                                        63,677            395,449
Decrease (increase) in notes receivables                               84,859           (711,160)
Decrease (increases) in  prepaid expenses                             212,722           (172,023)
Increase in accounts payable                                          234,994             59,080
Increase in deferred revenue                                          103,229            300,000
                                                                  -------------     --------------
                                                                      185,662            (82,480)
                                                                  -------------     --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                                   (44,088)           (14,702)
Acquisition of goodwill                                                  --             (158,040)
Acquisition of trademarks                                             (42,061)
                                                                  -------------     --------------
                                                                      (86,149)          (172,742)
                                                                  -------------     --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Cash provided by (required for)  bank indebtedness                     16,960             (4,478)
Cash required for notes payable                                          --               (9,792)
Cash provided by (required for) advances from stockholder             (24,904)           180,332
Cash provided by issuance of capital stock                             22,275             82,500
Cash  required for dividends                                           (9,930)            (2,020)
                                                                  -------------     --------------
                                                                        4,401            246,542
                                                                  -------------     --------------

NET INCREASE (DECREASE) IN CASH                                       103,914             (8,680)
Cash, beginning of year                                               223,723            232,403
                                                                  -------------     --------------
CASH, END OF YEAR                                                     327,637            223,723
                                                                  -------------     --------------
SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION
Interest paid                                                             254              3,004
                                                                  =============     ==============
Income taxes paid                                                        --                5,089
                                                                  =============     ==============

          The accompanying notes are an integral part of these revised consolidated financial statements.


HOMELIFE, INC.
Revised Consolidated Statements of Stockholders Equity
For the years ended May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)


                                                                          Class A                   Class AA
                                                 Common Stock        Preference Stock - 6%     Preferred Stock - 8%     Paid in
                                            Shares     Amount         Shares     Amount       Shares       Amount       Capital
                                                      (restated                                                        (restated
                                                      see note 17)                                                     see note 17)
                                                              $                              $                      $


BALANCE, MAY 31, 1997                    3,920,785        3,920       10,000    1,000,000         --            --       2,424,804

Issuance of common stock
  (note 15 and 17)                         576,690           61         --           --           --            --         207,321
Issuance of preferred stock (note 15)         --           --           --           --            325       162,500          --
Compensation and licensing

  arrangement (note 17)                       --           --           --           --           --            --          30,000
Net loss                                      --           --           --           --           --            --            --


BALANCE, MAY 31, 1998                    4,497,475        3,981       10,000    1,000,000          325       162,500     2,662,125

Issuance of common stock (note 15)          66,750           67         --           --           --            --          30,708
Compensation and licensing

  arrangement                                 --           --           --           --           --            --          30,000
Conversion of preferred stock
  to common stock (note 15)                239,707          240         --           --           (247)     (123,500)      123,260
Net loss                                      --           --           --           --           --            --            --


BALANCE, MAY 31, 1999                    4,803,932        4,288       10,000    1,000,000           78        39,000     2,846,093

          The accompanying notes are an integral part of these revised consolidated financial statements.

                                                 Accumulated
                                                  Deficit
                                                 (revised       Treasury Stock
                                                see note 1)     Shares   Amount
                                                (restated
                                                 see note 17)
                                                      $                  $


BALANCE, MAY 31, 1997                             (924,046)      --      --

Issuance of common stock
  (note 15 and 17)
Issuance of preferred stock (note 15)
Compensation and licensing                            --         --      --
                                                      --         --      --
  arrangement (note 17)
Net loss
                                                      --         --      --
                                                  (239,356)      --      --
BALANCE, MAY 31, 1998

Issuance of common stock (note 15)              (1,163,402)      --      --
Compensation and licensing
                                                      --         --      --
  arrangement
Conversion of preferred stock
  to common stock (note 15)                           --         --      --
Net loss
                                                      --         --      --
                                                  (914,876)      --      --
BALANCE, MAY 31, 1999

                                                (2,078,278)      --      --


          The accompanying notes are an integral part of these revised consolidated financial statements.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



1.   REVISIONS TO CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as at May 31, 1999 have been revised in order to reflect a change in 1999 in management's estimate of the remaining useful life of all trademarks and franchise rights from 20 years to 10 years. Consequently, the following 1999 amounts have been revised (See Note 17 with regard to prior period adjustments):

     i) Amortization of trademarks and franchise rights has increased by $36,000 to $74,552; ii) Loss before income tax recovery has increased by $36,000 to $(911,756); iii)Net loss has increased by $36,000 to $(911,756); iv) Net loss applicable to common share has increased by $36,000 to $(914,876); v) Basic and fully diluted loss per common share has remained at $(0.21) per share; vi) Other assets have decreased by $36,000 to $666,203; and
     vii)Deficit has increased by $36,000 to $(2,078,278).

2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

     These financial statements consolidate, using the purchase method, the accounts of the company and its subsidiaries listed below:

     a)  Wholly-owned subsidiaries

         HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

     b)  Majority-owned subsidiaries

         The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93 1/3% and 82.72% respectively.

         On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to May 31, 1999 and 1998 and 1997.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts Expressed in U.S. Dollars)
May 31, 2000



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)


     Business acquisitions by the company since June 1, 1997 were as follows:

     a)  Effective  on August 20,  1997,  the company  acquired  the real estate operations,  including  the licencing  agreements  and  trademarks,  of
         Network  Real  Estate,  Inc.,  a real estate  broker,  for  $100,000 as follows:
         Cash                                                                                $    10,000
         Note payable, 8%, due October 25, 1997 (see note 14)                                     10,000
         160 Class AA convertible, redeemable preferred shares of the company carrying 8% cumulative dividend; convertible after 12 months from
           date of issue (see note 15)                                                            80,000
                                                                                             -----------
                                                                                             $   100,000
                                                                                             ===========

         The company had the option of buying back the Class AA Preferred shares at $5 per share prior to August 20, 1998 but did not exercise the option.



         The assets acquired were recorded as trademarks and will be amortized over 10 years on a straight-line basis




     b)  On February 27, 1998, the company acquired all issued shares of Builders Realty (Calgary) Ltd., a
         Canadian real estate broker, for $316,080 as follows:

         Cash                                                                                $   158,040
         36,000 Common shares of the company                                                     158,040
                                                                                             -----------


                                                                                             $   316,080
                                                                                             ===========

         The company agreed to issue  additional  common shares to  stockholders should  the  market  price  per  common  share be less than $5 after 12 months  from date of issue,  so that the market  value of total  common shares issued for this acquisition would be $158,040. (see notes 15 and
         18)

         The assets acquired were recorded as follows:

         Net tangible current assets                                                         $    25,900
         Goodwill                                                                                290,180
                                                                                             -----------
                                                                                             $   316,080
                                                                                             ===========

         The goodwill will be amortized over 40 years on a straight-line line basis.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)

     c) On September 15, 1998, the company purchased all the issued shares of an inactive holding company, Aspen Benson and May Investment Bankers LLC., for common stock in the amount of $77,500 to be issued in January 2000. At the time of purchase, Aspen Benson and May Investment Bankers LLC. had negligible assets and revenue.

         Effectively, the acquisition allowed the company to pay the vendor a salary of $77,500 from September 10, 1998 to December 31, 1999 by the issuance of the company's common stock.

         The company has recorded a salary expense of $45,000 to May 31, 1999, with the corresponding liability to be satisfied by the issuance of common stock in January 2000.

         The number of common shares to be issued will be based on the average month end stock price for the company for September 1998 to December 1999.



     d) On January 20, 1999, Builders Realty (Calgary) Ltd. purchased the real estate brokerage business including licensing agreements and trademarks of HomeLife Higher Standards, a franchise owned by a party unrelated to the company, operating in Calgary, Alberta, Canada, for $42,061 cash in fourteen monthly instalments of $2,714 and a final payment of $4,065.



         The assets acquired were recorded as follows:

         Trademarks                                   $    42,061
                                                      ===========


         These trademarks will be amortized over 10 years on a straight-line basis.

     e) During the fiscal year May 31, 1998, the company acquired, by cash of $5,000 in total, all issued shares of several newly incorporated companies. These new companies include MaxAmerica Financial Services, Inc. which will be originating real estate loans, Homelife California Realty, Inc. which will be a full service real estate operation, Homelife Properties, Inc. which will be a real estate holding company and Red Carpet Broker Network, Inc. and National Sellers Network, Inc., which will be licensing real estate brokerages.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION   (cont'd)

     Business acquisitions by the company prior to June 1, 1997 were as follows:

     a)  Prior to June 1, 1997, the company acquired the following:

         The net assets of Homelife U. S. Partnership, a real estate operation, for $1,000,000.

         All the issued shares of Homelife Realty Services, Inc., a real estate operation, for $250,000.

         93 1/3% and 82.72% respectively of the issued common shares of The Keim Group, Ltd. and Guardian Home Warranty Company (subsequently re-named MaxAmerica Home Warranty Company), real estate and home warranty operations, for $766,250.

         The net assets of S & S Acquisition Corp. a real estate operation, for $400,000.

         All the issued shares of Familylife Realty Services, Inc., a newly incorporated company to engage in real estate operations, for $1,000.

         Homelife U.S. Partnership and Homelife Realty Services Inc. were entities owned by a company controlled by the president of Homelife, Inc. The assets acquired below are reflected at historical cost and no goodwill was reflected on these acquisitions.

     b)  The combined assets acquired were as follows:

Current assets                                                $  162,000
Note receivable                                                  494,899
Prepaid printed advertising materials                            320,000
Property and equipment                                           369,696
Goodwill                                                         409,142
Trademarks and franchise rights                                  661,513


                                                              $2,417,250

The combined consideration given was as follows:

Cash                                                          $  583,893
10,000 Class A Preferred shares - par value of $100            1,000,000
2,616,662 Common shares -
                      - par value of $0.001                        2,617
                      - paid in capital                          830,740
Warrant (see note 15)                                               --


                                                              $2,417,250

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     i)  Principal Activities

         HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The company engages in the following activities:

         The company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.

         The company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

         The company owns and operate a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

         The company is a provider of home warranty coverage through its subsidiary, Guardian Home Warranty Company.

     ii) Significant Group Concentrations of Credit Risk

         The company's accounts receivable and notes receivable are primarily from franchisees in the real estate brokerage industry.

     iii)Cash and Cash Equivalents

         Cash and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

     iv) Marketable Securities

         Marketable securities represent trading securities which have been reflected at their fair market value at the year end.

     v)  Advertising Costs

         Advertising costs represent prepaid preprinted advertising materials which have been amortized over three years. At the end of May 31, 1999, there is no unamortized advertising costs.

     vi) Other Financial Instruments

         The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

     vii)Long-term Financial Instruments

         The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

     viii)    Amortization of Property and Equipment

         Amortization   of  property  and   equipment  is  provided   using  the
         straight-line method as follows;


         Furniture and fixtures                                       7 years
         Computer equipment and software                              7 years
         Leasehold improvements                                       7 years
         Automobile                                                   4 years

     ix) Goodwill

         Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 40 years.

     x)  Amortization of Other Assets

         Amortization of other assets is on a straight-line basis over their estimated useful lives as follows:

         Trademarks and franchise rights        10 years (20 years in 1998)
         Organization costs                      5 years

     xi) Impairment

         The company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination  is  based  on an  evaluation  of  such  factors  as  the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of May 31, 1999, management expects its long-lived assets to be fully recoverable.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

     xii)Revenue Recognition

         Income from the sale of franchises is recognized over a 5-year period. Master franchise agreement fees are recognized over 10 years Royalty income stemming from the gross commissions on the sales of real estate by the franchise offices is recognized at the date of receipt; this is due to the complexity of attempting to forecast the actual closing date of the properties. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations which represent incurred but not reported losses (IBNR) under these warranty have been recorded as reserve for warranty and are based on past loss experience. Real estate brokerage income is recognized at the close of escrow. Loan fees are recognized as income when the loan is closed and funded at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which is not recognized as income is recorded on the balance sheet as deferred revenue.

     xiii)    Income taxes

         The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

     xiv)Stock-Based Compensation

         In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123 for both employee and non- employee stock-based compensation. The company's stock option plan granted options prior to 1997 which vested immediately and therefore there are no expense amounts to be reflected in the current financial statements.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

     xv)      Foreign Currency Translation

              Builders Realty (Calgary) Ltd., a wholly-owned subsidiary, maintains its books and records in Canadian dollars. The translation of the financial statements of this wholly-owned subsidiary from Canadian dollars into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in affect at the balance sheet date and income and expenses accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been or could be, converted rates. Adjustments resulting from the translation of currency are immaterial, and are included in the determination of earnings for the year.

xvi)          Net  Income  (loss)  and Fully  Diluted  Net  Income  (loss)  Per
               Weighted Average Common Stock

              Net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year.

              Fully diluted net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year, assuming, except where the result would be anti-dilutive, that all convertible preferred shares were converted, the contingent common stock were issued, the warrant was exercised and the stock options granted were exercised (see note 15). The shares to be issued [see note 2(c)] have not been included in the calculation as the number of shares to be issued is not determinable.

     xvii)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

     xviii)   Accounting Changes

              In 1998, the company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 requires companies to disclose comprehensive income in their financial statements. In addition to items included in net income, comprehensive income includes items currently charged or credited directly to stockholders' equity, such as the change in unrealized appreciation (depreciation) of securities. SFAS 131 established new standards for reporting operating segments, products and services, geographic areas and major customers. Segments are defined consistent with the basis management used internally to assess performance and allocate resources.

              On  March  4,  1998,  the  AICPA  Accounting  Standards  Executive
              Committee issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Development or Obtained for International Use." SOP 98-1 was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. In 1999, the company adopted the new requirements of the SOP which did not have significant effect on net earnings during 1999.

              In June 1998 SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" was issued, to be effective for fiscal quarters and fiscal years beginning after June 15, 2000. The company does not have any derivative instruments or hedging activities therefore, the company believes that SFAS No. 133 will have no material impact on the company's financial statements or notes thereto.

4.   ACCOUNTS RECEIVABLE
                                                           1999            1998
                                                             $               $

     Accounts receivable                                195,523         251,625
     Less:  Allowance for doubtful accounts             (27,490)        (19,915)
                                                        -------         -------


     Accounts receivable, net                           168,033         231,710
                                                        =======         =======

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



5.   NOTES RECEIVABLE
                                                                                           1999            1998
                                                                                             $               $

     Note receivable from HomeLife Securities, Inc, a company owned by the company president, unsecured, non-interest bearing.  Payment in full
     was extended from December 31, 1997 to June 30, 1998                                    -          162,000

     Note receivable from Ward Enterprises,  Inc., an unrelated party, unsecured non-interest  bearing, and payable in $100,000 increments at April 1, 1998,
     July 1, 1998 and December 31, 1998.  These note  payments  were extended by
     ninety  days  during  1998.  In  1999,  the  company  received   marketable
     securities valued

     at $300,000 as payment.                                                                 -          300,000

     Note receivable from Ward Enterprises, Inc., an unrelated party, unsecured, non-interest bearing, and payable on December 31, 1997.
     This note was extended to June 30, 1998.  In 1999, the company

     received marketable securities valued at $74,500 as payment.                            -           74,500

     Note receivable from a franchisee arising from the sale of an existing franchise agreement. The note is unsecured and bears interest at a rate of 3% per year. The note is payable on demand

     after April 12, 2000                                                               200,000         200,000

     Note receivable from a franchisee arising from the sale of a master franchise agreement. Note is unsecured and non-interest bearing. The note is discounted at the rate of 6% and is payable in annual instalments due through the year 2003. No payments have

     been received to date                                                              155,801         155,801

     Notes receivable from franchisees for franchise fees. These notes are unsecured, non-interest bearing and payable in instalments

     over one year                                                                       10,500          18,859
                                                                                        -------         -------
                                                                                        366,301         911,160

     Less:  Current portion                                                             235,500         480,859
                                                                                        -------         -------
                                                                                        130,801         430,301
                                                                                        =======         =======

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



6.   PREPAID EXPENSES AND DEPOSITS
                                                      1999            1998
                                                                 (restated
                                                               see note 17)
                                                        $               $

     Promotional materials and supplies             50,120         251,625
     Prepaid expenses                               13,451          30,195
     Deposits                                       14,588           9,061
                                                   -------         -------
                                                    78,159         290,881
                                                   =======         =======

7.   PROPERTY AND EQUIPMENT
                                                      1999            1998
                                                                 (restated
                                                               see note 17)
                                                        $               $

     Furniture and fixtures                        277,579         275,811
     Computer equipment and software               625,599         582,492
     Leasehold improvements                          9,270              -
     Automobile                                     19,865          19,865
                                                   -------         -------
     Cost                                          932,313         878,168
                                                   =======         =======
     Less: Accumulated amortization

     Furniture and fixtures                        157,606         118,205
     Computer equipment and software               272,525         190,262
     Leasehold improvements                          1,324              -
     Automobile                                     19,865          15,047
                                                   -------         -------
                                                   451,320         323,514
                                                   -------         -------
     Net book value                                480,993         554,654
                                                   =======         =======


     Amortization for the year amounted to $127,806 ($125,452 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



8.   GOODWILL

                                                          1999            1998
                                                                     (restated
                                                                   see note 17)
                                                            $               $
     Cost                                              699,322         699,322
     Less:   Accumulated amortization                   38,049          20,567
                                                       -------         -------
                                                       661,273         678,755
                                                       =======         =======

     Amortization for the year amounted
     to $17,482 ($12,043 in 1998).


9.   OTHER ASSETS
                                                          1999            1998
                                                      (revised
                                                    see note 1)
                                                            $               $
     Trademarks and franchise rights                   761,513         761,513
     Organization costs                                106,462          74,458
                                                       -------         -------
     Cost                                              867,975         835,971
                                                       -------         -------
     Less:  Accumulated amortization

     Trademarks and franchise rights                   144,265          69,713
     Organization costs                                 57,507          36,133
                                                       -------         -------
                                                       201,772         105,846
                                                       -------         -------
     Net book value                                    666,203         730,125
                                                       =======         =======

     Amortization for the year amounted to
     $95,926 ($56,617 in 1998).


10.  CASH HELD IN TRUST AND TRUST LIABILITY

     Cash held in trust are deposits received in connection with the opening of escrow accounts for the sale of real estate. The deposits are recorded as trust liabilities and are refunded when the real estate is sold or the escrow is closed according to the terms of the escrow agreement.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



11.  BANK INDEBTEDNESS

     At May 31, 1999 and 1998, the company's available line of credit under the bank loan agreement amounted to $33,920 (CDN$50,000). The operating credit facility bears interest at the bank's prime lending rate plus 2% per annum with interest payable monthly. As security, the company has provided a general assignment of book debts, a general security agreement constituting a first charge over all present and future personal property of the company, a subordination agreement with respect to amounts owed by the borrower to the shareholders of $33,920 (CDN$50,000), and a guarantee by the major shareholder of the company of $33,920 (CDN$50,000).

12.  ACCOUNTS PAYABLE
                                           1999            1998
                                                      (restated
                                                        note 17)
                                             $               $

     Trade payable                      377,375         100,485
     Accrued expenses                    82,287         124,183
                                        -------         -------
                                        459,662         224,668
                                        =======         =======


13.  ADVANCES FROM STOCKHOLDER


     The advances are from the company's president and majority stockholder, are non-interest bearing, are without specific terms of repayment and are not expected to repaid before June 1, 2000. Had the advances been valued at the current value of cash flows at the company's current rate of borrowing, the advances would be valued at $164,125 in 1999 and $342,811 in 1998. Interest of $8,218 would have been imputed for 1999, $10,152 for 1998 and $2,283 for 1997.


14.  NOTE PAYABLE

     The note payable bears interest at 8% and has been overdue since October 25, 1997.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK

a)   Authorized

     100,000 Class A Preference shares of no par value, 6% non cumulative dividend, voting, convertible to common shares at the option of the shareholder at a price equal to the face value of the Class A shares. Each Class A Preferred share carries 1,000 votes as compared with 1 vote for each common share

     2,000 Class AA preferred shares of $500 par value, 8% cumulative dividend, non-voting, redeemable at face value by the company, convertible after 12 months from the date of issuance, at the option of the shareholder, to common shares at a price equal to the 125% of the face value of the Class AA shares as compared with the market price of the common stock.

     10,000,000  Common shares of $0.001 par value

     Issued

                                                       1999            1998
                                                                    (restated
                                                                  see note 17)

                                                        $               $

     10,000    Class A Preferred shares             1,000,000       1,000,000
         78    Class AA Preferred shares
                (325 - 1998)                           39,000         162,500
  4,803,932    Common shares (4,497,475 - 1998)         4,288           3,981
                                                    ---------       ---------
                                                    1,043,288       1,166,481
                                                    =========       =========

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK   (cont'd)

b) Shares issued during the years ended in May 31, 1999 and 1998 were as follows:

                                                                                Capital          Paid in
                                                                 Number          stock           capital
                                                                               (restated       (restated
                                                                             see note 17)    see note 17)
                                                                                   $               $
     i)  Class AA Preferred shares
     On August 20, 1997,  160 Class AA  Preferred
     shares were issued to acquire the business
     of Network Real estate, Inc. (see note 2)                      160           80,000              -

     During the year ended May 31, 1998,  165 Class
     AA Preferred shares were issued for cash                       165           82,500              -
                                                                    ---           ------            ----
                                                                    325          162,500              -
                                                                   ====         ========            ====
     On October 7, 1998, 247 class AA Preferred
     shares were converted to 239,707 common
     shares at their face value                                    (247)        (123,500)             -
                                                                   ====         ========            ====
     ii) Common shares

     On February 27, 1998,  the company issued
     36,000 common shares for $158,040 to acquire
     the issued shares of Builders Realty (Calgary)
     Ltd. (see note 2)                                           36,000               36         158,004

     During the year ended May 31,  1998,  25,690
     common  shares were issued in consideration of
     services rendered at the fair market value of the
     shares issued                                               25,690               25          49,317

     During the year ended May 31, 1998,  250,000
     common shares were issued for promissory notes,
     non-interest bearing, payable on December 31,
     2000, totaling $485,000                                    250,000              250         484,750

     During the year ended May 31, 1998,  265,000
     common shares were issued for promissory notes,
     non-interest bearing, payable on December 31,
     2000, totaling $250,000                                    265,000              265         249,735

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)

     ii) Common shares   (cont'd)
                                                                                Capital          Paid in
                                                                 Number            stock         capital
                                                                               (restated       (restated
                                                                             see note 17)    see note 17)
                                                                                      $               $
                                                                -------              ---         -------
     Subscriptions receivable                                        -              (515)       (734,485)
                                                                -------              ---         -------
                                                                576,690               61         207,321
                                                                =======              ===         =======


     During the year ended May 31,  1999,  7,250
     common  shares  were issued in accordance with
     the agreement for the acquisition of Keim and
     MaxAmerica (note 2)                                          7,250                7              (7)

     During the year ended May 31,  1999,  10,000
     common  shares were issued in consideration of
     services rendered at the fair market value of
     the shares issued                                           10,000               10           8,490

     During the year ended May 31, 1999.
     49,500 Common shares were issued.
     The fair market value of the shares at
     the time of issue was $22,275                               49,500               50          22,225
                                                                -------              ---         -------
                                                                 66,750               67          30,708
                                                                =======              ===         =======
     On October 7, 1998,  the company
     issued 239,707 common shares for $123,500
     on the conversion of 247
     Class AA preferred shares                                  239,707              240         123,260
                                                                =======              ===         =======



     On October 8, 1999, the promissory note receivable indicated in (b) (ii) above in the amount of $250,000 was exchanged for 100,000 shares of Pioneer Growth Corp. ("Pioneer"). The value of these Pioneer shares have been guaranteed by one of its shareholders for $250,000. Accordingly, on October 8, 1999, a value of $250,000 was allocated to these Pioneer shares and no gain or loss was recorded. The company may re-acquire its shares in exchange of the shares of Pioneer during the 12 months subsequent to October 8, 1999. There are no conditions which could restrict the re-acquisition of shares. Should the company re-acquire its shares, the capital stock would be reduced by the guaranteed amount of $250,000.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



15.  CAPITAL STOCK   (cont'd)


c)   Contingent shares to be issued

     In the purchase agreement for the acquisition of Builders Realty (Calgary) Ltd., the Company issued common stock as part of the purchase price (see note 2). The value of the common stock issued was set at $5 per share which was substantially higher than the current market value. The company agreed that if the actual market value of the stock did not reach $5 per share within one year, the stockholders of Builders Realty (Calgary) Ltd., would be issued either additional common shares of Homelife, Inc. or cash to complete the transaction (see note 18).

d)   Warrant

     On January 16, 1997, the company granted a warrant to S & S Acquisition Corp. as part of the consideration for the acquisition of its assets. The warrant entitles S & S Acquisition Corp. to acquire, from January 31, 1998 to January 31, 2002, up to 200,000 common shares of the company at $6 per share. The number of common shares and the price per share are adjusted proportionately with the increase in the number of common shares issued by the Company. As the market value of the common share of the company was significantly lower than $6 per share, no value was assigned to the warrant by the company.

e)   Stock options

     On September 18, 1998, the board of directors of the company adopted a stock option plan (the "plan") for its directors, employees, and consultants. An authorized number of shares of common stock of the company which may be granted under the plan is one million shares. The terms of the options were to be determined by the president of the company, subject to the approval by the shareholders.

f)   Treasury stock

     During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. for the following;

                                                 No. of          Amount
                                                 Share              $

     Consulting for stock issues                 250,000         245,000
     Shares of HOA                                     -               -
     Notes receivable                            380,500         374,500
                                                 -------         -------
                                                 630,500         619,500
                                                 =======         =======


     The gain on the sale of treasury stock of $545,000 has been reflected in paid in capital. The consulting fees have been charged against paid in capital as they were paid to help the company negotiate and issue new capital stock.

g)   Outstanding common shares

     The transfer agent reflects a total of 4,878,932 common shares outstanding, 75,000 of which are held by MaxAmerica Financial Services, Inc., a wholly-owned subsidiary. The investment and share capital have been eliminated on consolidation. The total common shares outstanding is 4,803,932 (4,497,475 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

 (h) Stock Option plan

     As at May 31, 1999. options to various directors of the company to acquire 140,000 common stock had been granted under the stock option plan with the following terms:

         100,000 common shares at $3 per share; the options to purchase these shares do not expire.

           30,000 common shares at $5 per share; the options to purchase these shares do not expire.

            10,000 common shares at $1 per share; the options to purchase these shares expire on July 10, 1999.

         All options are fully vested on the date of issue.

i)       Earnings per share

     The fully diluted earnings per share does not included the issuance of shares which would be anti-dilutive arising from the following:

     i.  Conversion of 10,000 Class A preferred shares to common shares
     ii. Conversion of 78 Class AA preferred shares to common shares iii.Exercise of warrant which entitles holder to acquire 200,000 common shares at $6 per share iv. Exercise of stock options to acquire 140,000 issuance of common shares v. Common stock which may be required [note 15(c)]

16.  INCOME TAXES

                                                                   1999             1998            1997
                                                               (revised        (restated       (restated
                                                             see note 1)     see note 17)    see note 17)
                                                                     $                $               $

a)   Current                                                         -                -               -
     Deferred                                                        -                -               -


                                                                     -                -               -

b) The components of deferred income taxes are comprised as follows:

     Losses carried-forward                                     449,000          185,000          71,000
     Valuation allowance                                       (449,000)        (185,000)        (71,000)


                                                                     -                -               -


c) At May 31, 1999. the company had non-capital losses available for carry-forward of approximately $1,310,000. These losses expire after May 31, 2006.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



17.  PRIOR PERIOD ADJUSTMENTS

     The  following  indicates  the  impact  on the  prior  years'  consolidated statements of operations of the following prior period adjustments:
                                                                                           1998            1997
                                                                                             $               $
a)   In the year ended May 31, 1998,  the company  recognized  as net  franchise fees income,  the sale of a Germany Area  Franchise  for  $155,801.  As the company's franchise agreement is for 10 years, this income should have been recognized over 10 years. The company recorded a prior period adjustment to franchise fees income of $140,000
     in 1999.                                                                           140,000              -

b) In the year ended May 31, 1998, the company also recognized as franchise fees income, the sale of an Illinois, USA franchise for $200,000. As the franchise agreement is for 5 years, this income should have been recognized over 5 years. The company recorded a prior period adjustment to franchise fees income
     of $160,000 in 1999                                                                160,000              -

c)   In the year ended May 31, 1997, the company recognized
     a gain on sale of investments of $180,000 on the sale of the company's investment in HOA Property Management for
     $300,000 in the form of a note receivable from Ward
     Enterprises, Inc.  During the same period, the company
     also sold 630,500 treasury common stock for a note of
     $74,500 from Ward Enterprises, Inc.  The financial statements have been adjusted to reflect a loss on the sale of HOA
     shares of $120,000 and a related increase in paid in
     capital of $300,000                                                                     -          300,000

d)   In prior years, the company did not amortize, goodwill based on the value and estimated lives of these assets.  In 1999, the company recorded a prior period adjustment in the form of a
     charge to amortization of $11,494                                                    2,970           8,524

e) In 1996, the company acquired printed advertising materials of $320,000 as part of a business acquisition. The company has been amortizing these prepaid expenditures over a period of 6 to 7 years. In 1999, the company recognized that these advertising materials should have been amortized over 3 years from acquisition and recorded a prior period adjustment in the form of a charge to advertising of $123,112.

     $9,112 has been charged to 1996                                                     57,000          57,000

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999


17.  PRIOR PERIOD ADJUSTMENTS   (cont'd)
                                                                                         1998            1997
                                                                                           $               $
f)   Prior to June 1, 1998, the company failed to reflect proper compensation for services provided by its president.
     In 1999, the directors of company determined that the
     value of the annual compensation for the services
     rendered should be $20,000.  The company recorded
     $50,000 for services rendered from December 1, 1995 to
     May 31, 1998 as a prior period adjustment in 1999 and a
     corresponding increase in paid in capital. $10,000 has been
     charged to 1996                                                                     20,000          20,000

g)   The company did not reflect the annual cost of the licensing arrangement with Jerome's Magic World, Inc., a company
     controlled by the president of the company, commencing
     in 1997.  In 1999, the company determined the annual value of the license would be $10,000 and recorded $20,000 for
     licensing expenses for 1997 and 1998.                                               10,000          10,000

h)   In 1998, the company failed to record the issuance of 25,600
     common shares for services rendered.                                                49,317              -

i)   Income tax provisions for 1998 and 1997 were adjusted
     accordingly to reflect the prior period adjustments listed above                   (73,000)        (16,000)
                                                                                        -------         -------
                                                                                        366,287         379,524
                                                                                        =======         =======


     Other prior period adjustments that have no impact on prior year' consolidated statements of operations are as follows:

j)   During  the year  ended  May 31,  1997,  the  company  transferred  630,500 treasury  common  shares to Ward  Enterprises,  Inc.  (see note 15 (f)) and recorded  $74,500  in  stockholders'  equity.  As  the  fair  value  of the transaction  should have been  $619,500,  the  difference  of $545,000  was adjusted  to paid in  capital.  Also,  as 250,000 of the  630,500  treasury common shares  transferred were for consulting  services  relating to stock issuance by the company, $245,000 was charged to paid in capital.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



17.  PRIOR PERIOD ADJUSTMENTS   (cont'd)

k) During the year ended May 31, 1998, the company issued 576,690 common shares and recorded $576 in common stock and $158,004 in paid in capital. As the fair value of these common shares issued should have been $942,382, an adjustment for additional paid in capital of $783,802 was recorded. However, as subscriptions receivable for 515,000 of these common shares issued were still outstanding, adjustments to common stock of $515 and to paid in capital of $734,485 were also recorded. (see note 15 (b)(ii))

l) During the year ended May 31, 1998. the company also issued 300,000 common shares for subscriptions receivable of $750,000. The company recorded $300 in common stock and $749,700 in paid in capital for this issuance. As these subscriptions were subsequently cancelled after May 31, 1998, the company cancelled the recorded amounts accordingly.

m)   Loss per share

     The Basic and fully diluted loss per common share arising from prior period adjustments for 1998 is $.09.

18.  CONTINGENT LIABILITIES

     The Company is involved in a lawsuit with National Real Estate Services of Illinois, Inc., where the company alleges that National Real Estate has breached its master franchise agreement. National has filed a cross complaint that the company has breached its master franchise agreement by not providing services, and has asked for actual damages of three million dollars and punitive damages of ten million dollars. In management's opinion, this matter will not have a material effect on the financial position of the company.

     The company is involved in a lawsuit with the sellers of Builders Realty (Calgary) Ltd. to reduce the purchase price paid for Builders Realty (Calgary) Ltd. The sellers of Builders Realty (Calgary) Ltd. have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.

19.  COMPREHENSIVE INCOME

     The company has adopted statement of financial accounting standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does nor affect net income or total stockholders' equity. The components of comprehensive income are as follows:

                                       1999             1998            1997
                                     (revised
                                    see note 1)
                                         $                $               $

     Net loss                        (911,756)        (226,356)       (322,762)
     Other comprehensive income            -                -               -
                                     --------         --------        --------
     Comprehensive loss              (911,756)        (226,356)       (322,762)
                                     ========         ========        ========

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



20.  SEGMENTED INFORMATION

     Segmented information has been provided for the company on the basis of different geographic areas and different services. The revenue for Canada is substantially all derived from real estate brokerage.

a)   Revenue by Geographic Area

                                                          1999            1998
                                                      (revised
                                                    see note 1)

                                                            $               $

     United States of America                        1,220,069       1,227,505
     Canada                                          2,829,895         687,893
                                                     ---------       ---------
                                                     4,049,964       1,915,398
                                                     =========       =========
b)   Net loss by Geographic Area

     United States of America                         (838,685)       (231,153)
     Canada                                            (73,071)          4,797
                                                     ---------       ---------
                                                      (911,756)       (226,356)
                                                     =========       =========
c)   Identifiable Assets by Geographic Area

     United States of America                        2,796,768       3,553,672
     Canada                                            489,023         556,350
                                                     ---------       ---------
                                                     3,285,791       4,110,022
                                                     =========       =========


d)   Amortization by Geographic Area

     United States of America                          221,416         188,917
     Canada                                             19,798           5,195
                                                     ---------       ---------
                                                       241,214         194,112
                                                     =========       =========

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



20.  SEGMENTED INFORMATION   (cont'd)
                                                       1999            1998
                                                   (revised
                                                 see note 1)

                                                         $               $

d)   Revenue by industry
     Real Estate Franchise                          782,174         976,403
     Real Estate Brokerage                        2,632,251         687,893
     Mortgage Financing                             199,451          26,260
     Home Warranty                                  124,192         210,902
     Other                                          311,896          13,940

     Total                                        4,049,964       1,915,398

e)   Net loss by industry

     Real Estate Franchise                         (854,505)       (156,909)
     Real Estate Brokerage                          (73,071)          4,794
     Mortgage Financing                                (114)        (37,000)
     Home Warranty                                   26,461         (30,683)
     Other                                          (10,527)         (6,558)

     Total                                         (911,756)       (226,356)

f)   Identifiable assets by industry

     Real Estate Franchise                        2,280,525       3,399,137
     Real Estate Brokerage                          489,023         556,350
     Mortgage Financing                             151,624           1,803
     Home Warranty                                  344,630         141,865
     Other                                           19,989          10,867

     Total                                        3,285,791       4,110,022

g)   Amortization by industry

     Real Estate Franchise                          204,563         172,108
     Real Estate Brokerage                           19,798           5,195
     Mortgage Financing                               5,412           5,356
     Home Warranty                                   11,441          11,453
     Other                                             -               -

     Total                                          241,214         194,112

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



21.  COMMITMENTS

     The company has operating leases for premises which extend through August 31, 2002. Future minimum rental payments as of May 31, 1999 under the operating lease agreements are as follows:

     2000                                                  $   167,333
     2001                                                      168,083
     2002                                                      122,817
     2003                                                       19,920
                                                           -----------

                                                           $   478,153
                                                           ===========

22.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

23.  SUBSEQUENT EVENTS

     On July 22, 1999 the Board of Directors of the company approved the authorization of 100,000 shares of Class AAA preferred stock, which is not entitled to any dividend, with a face value of $500 per share, and is convertible into one-hundred shares of common stock per one share of preferred stock after a period of three years from the date of issue.

     On August 12, 1999 the Company, signed a letter of intent to purchase 60% of the stock of Bright Financial Corporation for 1,200 shares of Class AAA Preferred Stock Valued at $600,000. The letter of intent has expired with no action taken.

24.  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     a)   The  company   exchanged  common  shares  for  acquisitions   totaling
          $238,040.
     b) The note receivable in the amount of $162,000 was repaid through the reduction of the loan payable stockholder.
     c) The company exchanged a note receivable for its investment in trading securities.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



25.  RELATED PARTY TRANSACTIONS
                                                           1999         1998
                                                           ----         ----

                                                             $            $

     Licencing expense paid to a company controlled
         by the President (note 17g)                       10,000       10,000

     Notes receivable - affiliated company (note 5)          -         162,000

     Advances from a stockholder (note 13)                143,472      330,376

     Notes receivables - franchises (note 5)              366,301      374,660


26   FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of 1998 and 1997 amounts have been made in order to facilitate comparison with the current year.

                                    PART III

Item 1 and
----------
Item 2.           Index to Exhibits and Description of Exhibits
----------        ---------------------------------------------
 Exhibit

  *3.1 Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated October 9, 1995
  *3.2 Certificate of Amendment of Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated July 2, 1997
  *3.3 Certificate of Amendment of Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated September 1, 1998
  *3.4   Bylaws of HomeLife, Inc., dated October 10, 1995
  *4.1   Certificate of Designated Class A Preferred Stock
  *4.2   Certificate of Designated Class AA Preferred Stock
 **4.3   Certificate of Designated Class AAA Preferred Stock
 *10.1 Lease Agreement dated November 1, 1996 for the office located in Calgary, Alberta, Canada
 *10.2 Lease Agreement dated September 1, 1997 for the office located in Airdrie, Alberta, Canada
 *10.3 Lease Agreement dated January 15, 1999 for the office located in Newport Beach, California
 *10.4 Lease Agreement dated April 12, 1990 for the office located in Newport Beach, California
 *10.5 First Addendum to Lease dated April 12, 1990 for the property located in Newport Beach, California
 *10.6 Second Addendum to Lease dated July 8, 1993 for the property located in Newport Beach, California
 *10.7 Third Addendum to Lease dated July 17,1996 for the property located in Newport Beach, California
 *10.8   Builder's Realty Stock Purchase Agreement dated February 27, 1998
 *10.9 Agreement for Purchase of Network Real Estate, Inc. Licensing Agreement and Trademarks, dated June 12, 1998
*10.10   Stock Purchase Agreement, dated July 23, 1998
*10.11   Asset Purchase Agreement, dated January 16, 1997
*10.12   Option Agreement, dated July 10, 1996
*10.13   Asset Purchase Agreement, dated April 13, 1998
*10.14   Loan Purchase Agreement, dated July 7, 1998
*10.15   Agreement and Plan of Acquisition, dated April 15, 1996
*10.16   Agreement and Plan of Acquisition, dated April 15, 1996
*10.18   Form of Participating Independent Broker Franchise Agreement
*10.19   Form of Broker Membership Agreement
*10.20   Stock Purchase Agreement, dated September 10, 1998
*10.21   Employment Agreement between HomeLife, Inc. and Andrew Cimerman

*10.22 Trademark License Agreement between HomeLife, Inc. and Jerome's Magic World, Inc.
*10.23   HomeLife Higher Standards Asset Purchase  Agreement,  dated January 20,
         1999
*10.24   Acquisition   Agreement   between  Bright  Financial   Corporation  and
         MaxAmerica Financial Services, Inc.
16 Letter from Biller, Firth-Smith & Archibald dated April 26, 2000. Correspondence Letter


*  Previously filed with the 10SB12G on 11/02/99
** Previously filed with the 10SB12G/A on 01/31/00

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HOMELIFE, INC.

                                         By:  /s/Andrew Cimerman
                                              ------------------
                                              Andrew Cimerman
                                              Its: President

Signature                                Title                   Date



   /s/ Andrew Cimerman           President, Director             May 22, 2000
----------------------

   Andrew Cimerman


 /s/ William Slivka              Chief Financial Officer         May 22, 2000
-------------------

    William Slivka

                                       21